[SEC Letterhead]

August 13, 2013

Via E-mail

Daniel Thompson

Chief Executive Officer

Cardiff International, Inc.

2747 Paradise Road Unit 1103

Las Vegas, NV 89109

Re:	Cardiff International, Inc.
Revised Information Statement on Schedule 14C
Filed August 2, 2013
File No. 000-49709

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated July 19, 2013.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We have reviewed your response to prior comment 1 and your corresponding revised disclosures. It appears that you may have engaged in a solicitation rendering Schedule 14C unavailable to you. Please tell us in material detail the sequence of events through which you obtained the consents from the shareholders listed on page 2, and describe each shareholders’ relationship to the company. If you are unable to provide us with an analysis of whether you engaged in a solicitation in obtaining the consents, please file a proxy statement on Schedule 14A.

1

Daniel Thompson

Cardiff International, Inc.

August 13, 2013

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng Special Counsel

Response:

You have requested us to address the issue of whether or not the subject action was a “solicitation” under the Rules. Solicitation is defined as follows:

14a-1   Definitions.

Unless the context otherwise requires, all terms used in this regulation have the same meanings as in the Act or elsewhere in the general rules and regulations thereunder. In addition, the following definitions apply unless the context otherwise requires:

. . . .

(l) Solicitation. (1) The terms “solicit” and “solicitation” include:

. . . .

(2) The terms do not apply, however, to:

. . .

(iv) A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under § 240.14a-2) stating how the security holder intends to vote and the reasons therefor, provided that the communication:

--------

Rule 14a-2 provides as follows:

§ 240.14a-2 Solicitations to which § 240.14a-3 to § 240.14a-15 apply.

. . . .

(b) Sections 240.14a-3 to 240.14a-6 (other than paragraphs 14a-6(g) and 14a-6(p)), §240.14a-8, § 240.14a-10, and §§ 240.14a-12 to 240.14a-15 do not apply to the following:

. . . .

(2) Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten;

2

Prior to our advisory meeting, one investor a non-affiliate shareholder of the corporation nor an officer or director of the company had contacted several of our shareholders of record with the suggestion to restructure Cardiff in order to save his investment.  His recommendation was welcomed by every shareholder he discussed it with and all 8 demanded we adopt the plan to restructure.  As a result of their discussions, a meeting was requested at which time the company was provided with written approval by the below shareholders to file the necessary documents to re-organize.

In the instant case, there are ten shareholders who approved the action. These ten shareholders constitute more than 51% of voting power of the shareholders eligible to vote.

1.	Mr. Daniel R Thompson - beneficial holder of - 31,270,375 common shares or 16.58% - Entitled to vote on the Record Date; he is the sole director of the corporation and the CEO.

2.	Mr. Romeo Joseph DiLeonardo - an officer of the corporation - beneficial holder of - 19,466,667 common shares or 10.3% - Entitled to vote on the Record Date.

3.	Mr. James Cameron - an affiliate shareholder of the corporation - beneficial holder of 10,000,000 common shares or 5.3% - Entitled to vote on the Record Date.

4.	Mr. Stuart Cameron - an affiliate shareholder of the corporation - beneficial holder of 10,000,000 common shares or 5.3% - Entitled to vote on the Record Date.

5.	Mr. Richard Duffy - a non-affiliate shareholder of the corporation - beneficial holder of 7,938,880 common shares or 4.2% - Entitled to vote on the Record Date.

6.	Mr. Gary Teel - a non-affiliate shareholder of the corporation - who is the beneficial holder of 6,000,000 common shares representing 3.18% - Entitled to vote on the Record Date.

7.	Mr. Ernie Romero - a non-affiliate shareholder of the corporation - beneficial holder of 5,000,000 common shares representing 2.65% - Entitled to vote on the Record Date.

8.	Mr. Ronald Romero - a non-affiliate shareholder of the corporation - beneficial holder of 5,000,000 common shares representing 2.65% - Entitled to vote on the Record Date.

9.	Mr. Jason Levy - a non-affiliate shareholder of the corporation - beneficial holder of 5,000,000 common shares or 2.65% - Entitled to vote on the Record Date.

10.	Mr. Patrick Dunn - a non-affiliate shareholder of the corporation - beneficial holder of 1,054,380 common shares or 0.56% - Entitled to vote on the Record Date

Therefore, this does not constitute a solicitation as explained above, as it was brought to my attention only after the said investor had the majority of votes by the above eight individuals listed. Out of respect and understanding, both Joseph Dileonardo and I as officers and directors of the company agreed in favor of the restructuring the company and implementing the process.

Sincerely,

/s/ Daniel R. Thompson

September 20, 2013